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21004946

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-67740

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 10/1/2020 (MM/DD/YY) AND ENDING 9/30/2021 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Oak Hills Securities, Inc.

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

121 NE 50th Street
(No. and Street)

Oklahoma City (City) OK (State) 73105 (Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Donald L. Dillingham (Name) 405-286-9755 (Area Code – Telephone Number) don@ohsinet.com (Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Bauer & Company, LLC
(Name – if individual, state last, first, and middle name)

PO Box 27887 (Address) Austin (City) TX (State) 78755 (Zip Code)

11-20-2014 (Date of Registration with PCAOB)(if applicable) #6072 (PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

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OATH OR AFFIRMATION

I, Donald L. Dillingham, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Oak Hills Securities, Inc., as of September 30, 2021 is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

LAURIE FLORES NOTARY # 09005431 EXP. 06/30/25 PUBLIC STATE OF OKLAHOMA

Signature:

Title:
President

Notary Public

This filing contains (check all applicable boxes):**

- ☒ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☒ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

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OAK HILLS SECURITIES, INC.

FINANCIAL STATEMENTS

SEPTEMBER 30, 2021

TOGETHER WITH REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

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OAK HILLS SECURITIES, INC.
Table of Contents
September 30, 2021

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REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of Oak Hills Securities, Inc.

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Oak Hills Securities, Inc. as of September 30, 2021, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of Oak Hills Securities, Inc. as of September 30, 2021, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of Oak Hills Securities, Inc.'s management. Our responsibility is to express an opinion on Oak Hills Securities, Inc.'s financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Oak Hills Securities, Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

BAUER & COMPANY, LLC

Bauer & Company, LLC

We have served as Oak Hills Securities, Inc.'s auditor since 2020.

Austin, Texas
November 22, 2021

Bauer & Company, LLC
P.O. Box 27887 Austin, TX 78755
Tel 512.731.3518 / www.bauerandcompany.com

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OAK HILLS SECURITIES, INC.

STATEMENT OF FINANCIAL CONDITION
AS OF SEPTEMBER 30, 2021

ASSETS

Current assets:	
Cash and cash equivalents	$ 555,137
Fees receivable	480,000
Note receivable	100,000
Total current assets	1,135,137
Website development, net of accumulated amortization of $7,945	3,055
Other assets	15,801
TOTAL ASSETS	$ 1,153,993

LIABILITIES AND SHAREHOLDER'S EQUITY

Current liabilities:	
Commissions payable	$ 915,027
Accounts payable and accrued expenses	1,052
Note payable - current portion	77
Total current liabilities	916,156
Note payable	22,512
TOTAL LIABILITIES	938,668
Shareholder's equity:	
Common stock, $.01 par value; 100 shares authorized, issued and outstanding	1
Additional paid-in-capital	43,999
Retained earnings	171,325
Total shareholder's equity	215,325
TOTAL LIABILITIES AND SHAREHOLDER'S EQUITY	$ 1,153,993

The accompanying notes are an integral part of these financial statements.

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OAK HILLS SECURITIES, INC.
NOTES TO FINANCIAL STATEMENTS
FOR THE YEAR ENDED SEPTEMBER 30, 2021

1. NATURE OF BUSINESS

Oak Hills Securities, Inc. (the "Company") was incorporated in the state of Oklahoma on November 21, 2006. The Company is registered with the Securities and Exchange Commission and is a member of the Financial Industry Regulatory Authority (FINRA). The Company's principal business activity is private placements, primarily of tax credit direct participation investment programs. Operations began on February 12, 2008.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation - The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP").

Cash and cash equivalents – The Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents. The Company has no cash equivalents as of September 30, 2021. The Company maintains balances in bank accounts that at times exceed federally insured limits. As of September 30, 2021 the Company's balance with financial institutions subject to FDIC coverage exceeded such coverage by $317,470. Management believes the risk of loss associated with this concentration is minimal.

Fees receivable - Fees receivable primarily include success fees billed and are reduced by an allowance for doubtful accounts that reflect management's best estimate of the amounts that will not be collected. The adequacy of the allowance for doubtful accounts is evaluated periodically through an individual assessment of potential losses on receivables giving particular emphasis to accounts with invoices more than 90 days past the due date. Management believes that all current receivables are collectible; therefore, no allowance has been recorded.

Use of estimates - Management uses estimates and assumptions in preparing the financial statements in accordance with GAAP. Those estimates and assumptions affect the reported amounts of assets and liabilities, and the disclosure of contingent assets and liabilities, and the reported revenues and expenses. While management believes current estimates are reasonable and appropriate, actual results could differ from those estimates.

Revenue recognition - Revenue from contracts with customers includes commission income and fees from investment banking services. The recognition and measurement of revenue is based on the assessment of the individual contract terms. Significant judgment is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; and whether constraints on variable consideration should be applied due to uncertain future events.

Success Fees - Success fees originate from the execution of an engagement letter with a client in order to raise capital or sell their company. The engagement letter defines the formula used to calculate the success fees in the event of a successful transaction closing. The execution of an engagement letter by a client generates the performance obligation to successfully complete the

financial transaction. Success fee revenues are not recognized until the transaction closes, at a point in time, due to the unforeseeable nature of successfully completing a transaction.

Retainer fees - The Company recognizes revenue from retainer fees at the time that all related services required by the Company to complete the transaction have been provided. This includes but is not limited to, preparing presentation packages, identifying, and preforming due diligence on prospective investors, advising the client regarding any negotiations and completing any other financial advisory services deemed necessary to complete the transaction.

Advisory income - The Company recognizes revenue from advisory services at the time all related services required in accordance with the advisory contract have been provided.

Website development - The cost of creating the Company's website was initially capitalized during development. Upgrades and enhancements to the website may be capitalized, but only if additional functionality is added. No amounts were capitalized in the current year. Amortization is determined using the straight-line method over a three-year period. Amortization expense included in net income for the period ended September 30, 2021 totaled $3,667.

Website development at September 30, 2021 consists of:

Website development	$ 11,000
Less: accumulated amortization	7,945
Net	$ 3,055

Fair value measurements - The carrying amounts of the Company's financial instruments, which include, current assets and current liabilities, approximate their fair values due to their short maturities.

Advertising costs - Advertising costs are expensed as incurred. Total advertising costs were $375 for the year ended September 30, 2021.

Income Taxes - The financial statements do not include a provision for income taxes because the Company has elected to be treated as a pass-through entity for income tax purposes and, as such, is not subject to income taxes. Rather, all items of taxable income, deductions and tax credits are passed through and are reported by its owners on their respective income tax returns. Accordingly, the Company is not required to take any tax positions in order to qualify as a pass-through entity. The Company is required to file and does file tax returns with other taxing authorities. Accordingly, these financial statements do not reflect a provision for income taxes and the Company has no other tax positions which must be considered for disclosure.

Recent accounting pronouncements - Accounting standards that have been issued or proposed by Financial Accounting Standards Board ("FASB") or other standards setting bodies are not expected to have a material impact on the Company's financial position, results of operations or cash flows.

Subsequent events - Management has evaluated events through November 22, 2021, the date the financial statements were available to be issued.

3. NOTE RECEIVABLE

The Company has a note receivable from a customer totaling $100,000 representing success fees earned during the year ended September 30, 2021. The note is dated September 20, 2021 with a due date for all outstanding principal and interest on March 31, 2022. Specific interest payment are required as follows:

$ 10,000 payable on January 1, 2022
$ 5,000 payable on February 1, 2022
$ 5,000 payable on March 1, 2022

The note includes a provision for additional interest to accrue on any unpaid principal and interest at the rate of 20% per month.

4. NET CAPITAL REQUIREMENTS

As a registered broker/dealer and member of the FINRA, the Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregated indebtedness to net capital, both as defined, shall not exceed 15 to 1 and prohibits a broker dealer from engaging in securities transactions when its net capital falls below minimum requirements as defined by the Rule. At September 30, 2021, the Company's net capital and required net capital were $173,869 and $62,578 respectively. The Company's ratio of aggregate indebtedness to net capital was 5.4 to 1.

5. RELATED PARTY TRANSACTIONS

Through common ownership and management, the Company is affiliated with Avondale Investments, LLC (Avondale), Dira, LLC, Sequoia Management Company, LLC, Oklahoma Venture Capital Fund, LLC, Oak Hills Private Equity Fund, LLC, Oak Hills CAPCO, LLC, Merit Advisors, Inc., Heritage Management, Inc. (Heritage), Tax Credit Exchange, LLC, CNG B&H, LLC and various other entities. Avondale and the Company share office space, personnel and other services. Pursuant to the terms of a written agreement (renewed May 1, 2017), the Company incurred $1,800 in fees for overhead and administrative services provided by Avondale during the year ended September 30, 2021.

The Company leases office space from Avondale under an operating lease effective through December 31, 2021 for $450 per month. In October 2021, the Company renewed the lease through June 30, 2023 with similar terms, and which will become effective upon expiration of the current lease. The occupancy expense incurred for the year ended September 30, 2021 pursuant to the terms of the lease was $5,400. Minimum future lease payments on these leases total $9,450.

The Company recorded $188,750 in success fees which related to transactions with related parties representing approximately 10% of total revenues for the year ended September 30, 2021.

6. NOTE PAYABLE

In July 2020 the Company received an Economic Injury Disaster Loan ("EIDL") for working capital in the amount of $22,700 from the U.S. Small Business Administration ("SBA"). The loan is payable over 30 years in equal installments of $111 including interest at 3.75%. Payments were initially deferred for 12 months. The SBA extended the deferral another 12 months in 2021. The Company made one payment on the note prior to the extended deferral. The note is uncollateralized.

Principal maturities over the next five years are as follows:

2022	$	77
2023		469
2024		486
2025		504
2026		524
Thereafter		20,529
Total	$	22,589

Accrued and unpaid interest expense for the year ended September 30, 2021 of $847 is included in other expenses in the statement of operations. Total accrued and unpaid interest expense of $1,052 is included in accounts payable and accrued expenses in the statement of financial condition.

7. COMMITMENTS AND CONTINGENCIES

Litigation – The Company from time to time may be involved in litigation relating to claims arising out of its normal course of business. Management believes that there are no claims or actions pending or threatened against the Company, the ultimate disposition of which would have a material impact on the Company's financial position, results of operations or cashflows.

Risk Management – The Company maintains various forms of insurance that Company's management believes are adequate to reduce the exposure to these risks to an acceptable level.

COVID 19 - In March 2020, the World Health Organization declared a global pandemic related to the proliferation of the COVID-19 virus. Significant uncertainty about the duration and effects of the pandemic has created uncertainty in the current business environment with federal, state, and local governments recommending significant decreases in person-to-person interactions in addition to changes in other common business practices during the duration of the pandemic including the temporary closures of all non-essential businesses. Because of the uncertainty the pandemic will have on the current business environment, management is unable to estimate the potential impact on the Company's operations.

8. CONCENTRATIONS

For the year ended September 30, 2021, 74% of the Company's revenue was derived from two customers. At September 30, 2021, 100% of fees receivable is due from one customer.

* * * * * *